

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Ruby Rong Lu
Chairman of Special Committee
Pactera Technology International Inc.
Building C-4, No. 66 Xixiaokou Road
Haidian District, Beijing 100192
The People's Republic of China

> **Re:** **Pactera Technology International Ltd.**
> **Schedule 13E-3 Pactera Technology International Ltd., BCP (Singapore) VI Cayman Acquisition Co., Ltd., BCP (Singapore) VI Cayman Financing Co. Ltd., BCP (Singapore) VI Cayman Merger Co. Ltd., Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd., Blackstone Capital Partners (Cayman II) VI L.P., Chris Shunning Chen, Tiak Koon Loh, David Lifeng Chen, Jun Su, He Jin, Chu Tzer Liu, Jian Wu, Junbo Liu, Jinsong Li, Minggang Feng, Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P.**
> **Filed November 22, 2013 by**
> **File No. 005-85937**

Dear Ms. Lu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. Five Blackstone entities are included as filing persons on the Schedule 13E-3. Each is a limited liability company or a limited partnership. The Blackstone Group and Blackstone Group Management L.L.C. appear to be entities controlling the Blackstone-affiliated

filing persons. Tell us why you have not included them as filers on the Schedule 13E-3 or revise to add them. If you do not include The Blackstone Group and Blackstone Management Group L.L.C. as filers, your response letter should provide additional clarification about the relationship between the named filing persons and these entities. If you add filing persons in response to this comment, revise the proxy statement to include all of the disclosure required by Schedule 13E-3 as to each new filer.

2.   Exhibit 99(d)(13) to the Schedule 13E-3 references a Consortium Agreement dated as of May 19, 2013. In the proxy statement, you describe this agreement as relating to the parties' agreement to take Pactera private in the proposed merger transaction. Red Pebble Acquisition Co Pte Ltd. is referenced as a party to the Consortium Agreement in Exhibit 99(d)(13). Explain why Red Pebble is not included a filing person on the Schedule 13e-3 or revise to include that entity.

3.   Please confirm that Blackstone Capital Partners (Singapore) VI PRC Pte. Ltd. and Blackstone Capital Partners (Cayman II) VI L.P. are part of the "buyer group" as defined on page 1 of the Schedule 13E-3 and page 1 of Exhibit 99(A)-(1). If they are not part of the "buyer group," revise the document to provide their responses to the item requirements of Schedule 13E-3.

4.   The filing persons are responsible for the accuracy and completeness of the Schedule 13E-3. The disclaimer on page 3 that no filing person is responsible for the accuracy of such information as it relates to any other Filing Person is inconsistent with the certification that accompanies each filing person's signature on the Schedule 13E-3. Please revise.

5.   Much of the disclosure in the proxy statement, including the discussion of fairness, is directed specifically to ADS holders. However, Rule 13e-3 and the disclosure items of Schedule 13E-3, including the requirement to express and explain a position with respect to the substantive and procedural fairness of the proposed transaction, must be directed to all unaffiliated shareholders of the Company. Please revise generally throughout the proxy statement.

Summary Term Sheet, page 1

6.   Please provide in this section the disclosure required by Item 1004(e) regarding whether provisions were made to grant unaffiliated security holders access to corporate files or to obtain counsel or appraisal services at the expense of filing persons. As required by that Item, if no provisions have been made, so state.

Merger Consideration, page 5

7.	Quantify the amount of the cancellation fee to be deducted for each ADS in the merger. The current disclosure describes the fee as "up to $0.05 per ADS." If you cannot provide a set fee, explain why not in your response letter, with a view to further disclosure.

Shareholder vote required to authorize and approve the merger agreement and plan of merger, page 7

8.	We note the statement in this section that the "authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger, are not subject to the authorization and approval of a majority of the shares unaffiliated with the buyer group." As the buyer group owns only 11.5% of the company's outstanding shares, and the affirmative vote of shareholders representing at least two-thirds of your outstanding shares is necessary to authorize the transaction, it appears that a majority of the shares held by shareholders unaffiliated with the buyer group must vote in favor of the transaction in order for it to be approved. Please revise or advise.

Recommendation of the Special Committee and the Board of Directors, page 10

9.	We note the statement on page 46 that "each of the Company and the Company's board of directors believes that the merger agreement, the plan of merger and the transactions contemplated thereby are substantively and procedurally fair to and in the best interests of the Company and the Company's unaffiliated shareholders and unaffiliated ADS holders." Please include similar disclosure in this section for the Company and the Board.

Position of the Buyer Group as to Fairness, page 10

10.	See our comment above regarding the need to clarify the members of the buyer group as you use that term in the proxy statement. Each filing person must satisfy all of the disclosure and dissemination requirements of Rule 13e-3 and Schedule 13E-3. Since the buyer group does not appear to encompass all of the filing persons, please revise to ensure that each filing person expresses a position on the fairness of the merger and satisfies all of the other disclosure items of Schedule 13E-3 in the proxy statement disseminated to shareholders.

Conditions to the Merger, page 14

11.	Revise this section to provide a brief description of the conditions to the merger. Refer to Item 1 of Schedule 13E-3 and Item 1001 of Regulation M-A.

Special Factors

Background of the Merger, page 31

12.   We note that between April 22 and May 10, 2013, representatives of Blackstone and members of management of the company discussed alternative structures for a potential transaction, including a take-private transaction. Disclose the alternatives to the going private transaction discussed by the parties and the reasons such alternatives were rejected. Refer to Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

13.   See our last comment above. Given that two other potential transaction partners, Parties A and B, apparently contacted the Company on an unsolicited basis to investigate a potential transaction, explain why the Company chose not to actively solicit other acquirers. Although you state that the special committee conducted "an extensive pre-signing market check process," the details of what the committee and its advisors did to conduct an auction-type process are not apparent.

14.   Refer to the disclosure beginning at the bottom of page 31 and carrying over onto page 32. The disclosure indicates that on May 19, 2013, the members of the Company's Board of Directors first became aware of the Proposal or any communications between Blackstone and the "certain members of the Company's management." However, on page 31, you state that on April 22, 2013 Blackstone signed a non-disclosure agreement with the Company and received information about the Company. Please clarify how the Company could have entered into a non-disclosure agreement and provided information to Blackstone without the Board of Directors' knowledge.

15.   In an appropriate section of the proxy statement, describe the material terms of the consortium agreement.

16.   On page 36, you describe the reasons why Party A decided not to pursue a transaction with the Company. Provide similar disclosure with respect to the reasons Party B also abandoned a transaction with Pactera, if expressed by Party B in the course of its contacts with the filing persons and their representatives.

17.   We note that the special committee held a meeting with J.P. Morgan on September 22, 2013 during which they reviewed the latest financial projections provided by company management, and that at a meeting held on October 16, 2013, J.P. Morgan reviewed its financial analysis of the merger consideration with the special committee and answered questions regarding its financial due diligence and financial analysis. If J.P. Morgan made presentations at these meetings, please file a summary of such presentations. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as exhibits to the Schedule 13E-3 to the extent written materials exist. In addition, each presentation, discussion, or report

prepared by J.P. Morgan, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirement so Item 1015 of regulation M-A. Refer to Items 1015 and 1016(c) of Regulation M-A.

Reasons for the Merger and Recommendation of the Special Committee and the Company's Board of Directors, page 41

18.   The disclosure in this section indicates that one factor considered by the special committee and the company's board of directors in reaching their recommendations regarding the transaction was "the uncertainty that the company would be able to collect its account receivables from a major telecom client and the costs of divesting businesses related to such client." Revise the disclosure to quantify the accounts receivable outstanding with the client and the costs related to divesting the businesses related to such client, and explain why this factor influenced the special committee and the board to recommend approval of the transaction.

19.   Refer to the last paragraph on page 45, where you state that both the special committee and the board also considered the historical market prices of the ADSs. Given that the shares including in ADS form traded above the merger price within the last year, explain how the board analyzed historic market prices beyond those existing immediately before a potential transaction was announced.

20.   Address in this section and in the section titled "Position of the Buyer Group as to the Fairness of the Merger" whether the vote of at least a majority of unaffiliated shareholders is required to approve the transaction and whether the board of directors and each member of the Buyer Group considered this factor in reaching their respective fairness determinations. Refer to Item 8 of Schedule 13E-3 and paragraphs (b) and (c) of Item 1014 of Regulation M-A.

Position of the Buyer Group as to the Fairness of the Merger, page 46

21.   If applicable, disclose in this section whether the members of the buyer group considered the prices paid by the company or filing persons for purchases of the company's shares during the past two years in reaching their fairness determinations. Refer to Item 8 of Schedule 13E-3 and Instruction 2(vi) to Item 1014 of Regulation M-A.

Opinion of the Special Committee's Financial Advisor, page 52

22.   Disclose in this section any instructions issued by the special committee to J.P. Morgan regarding the fairness opinion. Also, disclose whether the special committee or J.P. Morgan recommended the consideration to be paid to J.P. Morgan in connection with the fairness opinion. Refer to Item 9 of Schedule 13E-3 and paragraphs (b)(5) and (b)(6) of Item 1015 of Regulation M-A.

23. Refer to the disclosure on page 58. Revise the discussion of the material relationships between J.P. Morgan and the company to disclose any compensation paid, or to be paid, to J.P. Morgan in connection with services provided, or to be provided, to the company or its affiliates. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

Certain Financial Projections, page 49

24. Refer to the last paragraph on page 50. While it may be appropriate to include limiting language about the nature of projections generally, it is inappropriate for the parties who created the projections to disclaim all responsibility for their "validity, reasonableness, accuracy or completeness." Please revise.

Effects of the Merger on the Company, page 59

25. Disclose in this section the extent to which the filing persons will become the beneficiaries of the regulatory compliance cost savings the company will realize when it ceases to be a public company. Also, we note from the Form 20-F filed on April 25, 2013 that at December 31, 2012, the company's subsidiaries and VIE registered in the PRC had net operating loss carry forwards of $5,313,000. Disclose, if true, that the filing persons will become the direct beneficiaries of the company's future use of any accrued operating loss carry forwards and quantify this benefit to the extent practicable. Refer to item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 2 to Item 1013.

Exhibit 99.(C)(2)

26. The introductory paragraph to the discussion materials states that the presentation was prepared exclusively for the benefit and internal use of J.P. Morgan's client in evaluating the going-private transaction and "neither this presentation nor any of its contents may be disclosed or used for any other purpose without the prior written consent of J.P. Morgan." Disclose, if true, that J.P. Morgan has consented to the use of the materials by security holders who review the Schedule 13E-3 disclosure in connection with making a voting decision.

27. The October 12, 2013 presentation materials filed as Exhibit 99(C)(2) are extremely difficult to read. In particular, the captions and footnotes accompanying charts such as the one on pages 5 and 7 are blurry. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, the undersigned at (202) 551-3263 with any questions.

Sincerely,

/s/ Matthew Crispino for

Christina Chalk
Senior Special Counsel
Office of Merger & Acquisitions

cc: Via Email
Paul Strecker, Esq.
Sherman & Sterling